SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Special Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities and Exchange Act of 1934

 For the date of January 9, 2003

 SIGNET GROUP plc
(Translation of registrant’s name into English)

Zenith House
The Hyde
London NW9 6EW
England
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F      Form 40-F

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

SIGNET GROUP plc

By:		/s/ Walker Boyd

	Name:	Walker Boyd
	Title:	Group Finance Director